UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova to Participate in Needham’s 22nd Annual Growth Conference”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD.
(Registrant)

Date: January 2, 2020	By:	/s/ Dror David
Dror David
Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novami.com	Investor Relations Contact: Miri Segal MS-IR LLC Tel: +917-607-8654 E-mail: msegal@ms-ir.com

Nova to Participate in Needham’s 22nd Annual Growth Conference

Rehovot, Israel – January 2, 2020 – Nova (Nasdaq: NVMI) announced today that Dror David, Chief Financial Officer, will participate in Needham’s 22nd Annual Growth Conference. The conference will take place on January 14-15 2020 at the Lotte New York Palace Hotel.

Mr. David will be available for one-on-one meetings during the conference. To schedule a meeting please contact your Needham sales person or Miri Segal at msegal@ms-ir.com.

About Needham Growth Conference
The 22nd Annual Needham Growth Conference (NGC) provides institutional, private equity and venture capital investors with access to approximately 340 growth companies from a broad range of industries including communications & enterprise infrastructure; healthcare; industrial technology; Internet, entertainment & consumer; semiconductors & semiconductor equipment; and software & services. In additional to presentations by senior executives, NGC features outstanding keynote speakers and a variety of thematic panels discussing critical topics that will impact technology markets in 2020 and beyond.

About Nova
Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high- precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novami.com.

Nova is traded in NASDAQ & TASE under the symbol NVMI.